Exhibit 99.1

Burning Rock Reports Unaudited Fourth Quarter and Full Year 2025 Financial Results

GUANGZHOU, China, March 12, 2026—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next-generation sequencing (NGS) technology in the field of precision oncology, today reported unaudited financial results for the three months and the year ended December 31, 2025.

2025 Business Overview and Recent Updates

•	Early Detection

•

The core patent related to Burning Rock’s proprietary ultrasensitive detection technology, ELSA-seq (Patent No.: US 12460202 B2), has officially been granted by the United States Patent and Trademark Office (USPTO).

•	Therapy Selection & MRD

•

Presented study results at Annals of Surgery in December 2025. “ctDNA-based MRD detected by CanCatch® Custom associates with recurrence in CRC. Day 7 is an effective alternative landmark to Day 30 for MRD assessment and CanCatch® Custom outperforms TIFP and TNFP in the association of DFS.”

•	OncoScreen® BCMatch Tissue Kit has officially entered the Priority Review Channel of the Center for Medical Device Evaluation (CMDE) under the NMPA.

Fourth Quarter 2025 Financial Results

Revenues were RMB126.3 million (US$18.1 million) for the three months ended December 31, 2025, remaining relatively stable as compared with RMB126.0 million for the same period in 2024.

•

Revenue generated from central laboratory business was RMB44.0 million (US$6.3 million) for the three months ended December 31, 2025, representing a 12.1% increase from RMB39.3 million for the same period in 2024, primarily attributable to an increase in the number of CanCatch® tests.

•

Revenue generated from in-hospital business was RMB51.0 million (US$7.3 million) for the three months ended December 31, 2025, representing a 17.3% increase from RMB43.4 million for the same period in 2024, driven by an increase in sales volume from existing hospitals and new contracted partner hospitals.

•

Revenue generated from pharma research and development services was RMB31.3 million (US$4.5 million) for the three months ended December 31, 2025, representing a 27.7% decrease from RMB43.3 million for the same period in 2024, primarily attributable to decreased testing services performed for our pharma customers due to timing of lumpy projects.

Cost of revenues was RMB27.7 million (US$4.0 million) for the three months ended December 31, 2025, representing a 24.2% decrease from RMB36.6 million for the same period in 2024.

Gross profit was RMB98.6 million (US$14.1 million) for the three months ended December 31, 2025, representing a 10.2% increase from RMB89.4 million for the same period in 2024. Gross margin was 78.0% for the three months ended December 31, 2025, compared to 71.0% for the same period in 2024. By channel, gross margin of central laboratory business was 89.3% for the three months ended December 31, 2025, compared to 84.4% during the same period in 2024, primarily due to the decreased depreciation and rental cost in relation to our laboratory of Guangzhou headquarters; gross margin of in-hospital business was 75.3% for the three months ended December 31, 2025, compared to 68.0% during the same period in 2024, primarily due to an increase in sales volume to high margin hospitals and decreased depreciation and rental cost in relation to our laboratory of Guangzhou headquarters; gross margin of pharma research and development services was 66.7% for the three months ended December 31, 2025, compared to 61.7% during the same period of 2024, primarily due to an increase in test volume of higher margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB101.4 million (US$14.5 million) for the three months ended December 31, 2025, representing a 8.4% increase from RMB93.6 million for the same period in 2024. Non-GAAP gross margin was 80.3% for the three months ended December 31, 2025, compared to 74.3% for the same period in 2024. For more details on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Operating expenses were RMB110.6 million (US$15.8 million) for the three months ended December 31, 2025, representing a 35.5% decrease from RMB171.3 million for the same period in 2024. The decrease was primarily driven by budget control measures, including headcount reduction, to improve our operating efficiency

•

Research and development expenses were RMB34.8 million (US$5.0 million) for the three months ended December 31, 2025, representing a 33.2% decrease from RMB52.2 million for the same period in 2024, primarily due to (i) a decrease in staff cost resulted from the reorganization of our research and development department; (ii) a decrease in the expenditure for detection research, and (iii) a decrease in amortized expense on share-based compensation; and (iv) a decrease in amortized expenses for office building decoration.

•

Selling and marketing expenses were RMB44.1 million (US$6.3 million) for the three months ended December 31, 2025, representing a 5.7% decrease from RMB46.7 million for the same period in 2024, primarily due to (i) a decrease in staff cost resulted from the reorganization; (ii) a decreased depreciation and amortization, offset by an increase in conference fee.

•

General and administrative expenses were RMB31.7 million (US$4.5 million) for the three months ended December 31, 2025, representing a 15.1% decrease from RMB37.3 million for the same period in 2024, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in operating lease; and (iii) a decrease in staff cost resulted from the reorganization; offset by an increase in impairment expenses for accounts receivables and contract assets.

Net loss was RMB15.4 million (US$2.2 million) for the three months ended December 31, 2025, compared to RMB81.3 million for the same period in 2024.

Cash, cash equivalents and restricted cash were RMB481.1 million (US$68.8 million) as of December 31, 2025.

Full Year 2025 Financial Results

Revenues were RMB539.6 million (US$77.2 million) for 2025, representing a 4.6% increase from RMB515.8 million for 2024.

•

Revenue generated from central laboratory business was RMB160.0 million (US$22.9 million) for 2025, representing a 8.9% decrease from RMB175.6 million for 2024, primarily attributable to a decrease in the number of tests, as we continued our transition towards in-hospital testing and pharma research and development services.

•	Revenue generated from in-hospital business was RMB224.1 million (US$32.0 million) for 2025, remaining relatively stable as compared with RMB224.5 million for 2024.

•

Revenue generated from pharma research and development services was RMB155.5 million (US$22.2 million) for 2025, representing a 34.5% increase from RMB115.7 million for 2024, primarily attributable to an increased development and testing services performed for our pharma customers.

Cost of revenues was RMB136.7 million (US$19.5 million) for 2025, representing a 10.9% decrease from RMB153.4 million for 2024, primarily due to a decrease in cost of revenues for our central laboratory business and in-hospital business.

Gross profit was RMB402.9 million (US$57.6 million) for 2025, compared to RMB362.4 million for 2024. Gross margin increased to 74.7% for 2025 from 70.3% for 2024. By channel, gross margin of central laboratory business was 86.0% for 2025, compared to 80.8% for 2024, primarily due to the decreased depreciation; gross margin of in-hospital business was 74.4% for 2025, compared to 71.0% for 2024, primarily due to a decreased depreciation and amortization and a reduction in material and labor costs resulted from cost optimization and control measures; gross margin of pharma research and development services was 63.4% for 2025, compared to 52.9% for 2024, primarily due to an increase in test volume of higher margin projects and a decreased depreciation.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB413.5 million (US$59.1 million) for 2025, representing a 7.1% increase from RMB386.3 million for 2024. Non-GAAP gross margin was 76.6% for 2025, compared to 74.9% for 2024. For more details on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Operating expenses were RMB457.8 million (US$65.5 million) for 2025, representing a 36.4% decrease from RMB720.0 million for 2024.

•

Research and development expenses were RMB166.5 million (US$23.8 million) for 2025, representing a 28.3% decrease from RMB232.4 million for 2024, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in the expenditure for detection research; (iii) a decrease in staff cost resulted from the reorganization of our research and development department; and (iv) a decreased depreciation and amortization expenses.

•

Selling and marketing expenses were RMB165.2 million (US$23.6 million) for 2025, representing a 13.5% decrease from RMB190.9 million for 2024, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department; (ii) a decrease in depreciation and amortization expenses; and (iii) a decrease in amortized expense on share-based compensation; offset by (iv) an increase in conference fee.

•

General and administrative expenses were RMB126.1 million (US$18.0 million) for 2025, representing a 51.8% decrease from RMB261.6 million for 2024, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in staff cost resulted from the reorganization of our general and administrative department; (iii) a decrease in operating lease; and (iv) a decrease in depreciation and amortization expenses.

There is no impairment loss on long-lived assets for the year ended December 31, 2025, compared to RMB35.1 million for 2024.

Net loss was RMB55.3 million (US$7.9 million) for 2025, compared to RMB346.6 million for 2024.

Exchange Rate Information

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance and formulate business plans. However, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These non-GAAP financial measures may be different from non-GAAP methods of accounting and reporting used by other companies, including peer companies, and therefore their comparability may be limited.

The Company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The Company defines non-GAAP gross margin as non-GAAP gross profit divided by its revenue.

The Company believes presenting non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization, in addition to the Company’s GAAP gross profit and gross margin, provides a better understanding of the underlying trends in the Company’s operating business performance.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are set forth at the end of this press release, all of which should be considered when evaluating the Company’s performance.

Contact: IR@brbiotech.com

Selected Operating Data

	As of
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
In-hospital channel:
Pipeline partner hospitals(1)	28	29	30	29	30	30	31	30
Contracted partner hospitals(2)	59	59	61	63	63	63	63	64
Total number of partner hospitals	87	88	91	92	93	93	94	94

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(RMB in thousands)
Central laboratory channel	47,614	48,773	39,984	39,278	38,296	40,861	36,811	44,025
In-hospital channel	57,387	59,872	63,769	43,464	57,687	62,496	52,847	51,005
Pharma research and development channel	20,622	26,888	24,891	43,280	37,099	45,197	41,959	31,285
Total revenues	125,623	135,533	128,644	126,022	133,082	148,554	131,617	126,315

	For the three months ended
Revenues by location of contracting customer	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(RMB in thousands)
Overseas	13,923	19,791	25,840	40,534	24,407	37,458	17,214	21,849
Mainland China	111,700	115,742	102,804	85,488	108,675	111,096	114,403	104,466
Total Revenues	125,623	135,533	128,644	126,022	133,082	148,554	131,617	126,315

	For the three months ended
Gross profit	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(RMB in thousands)
Central laboratory channel	37,002	38,424	33,262	33,153	32,191	35,937	30,126	39,322
In-hospital channel	39,192	44,058	46,580	29,563	43,895	46,490	37,925	38,388
Pharma research and development channel	9,500	12,956	12,004	26,706	21,315	25,676	30,793	20,856
Total gross profit	85,694	95,438	91,846	89,422	97,401	108,103	98,844	98,566

	For the three months ended
Share-based compensation expenses	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(RMB in thousands)
Cost of revenues	596	464	289	520	308	280	301	300
Research and development expenses	12,287	12,008	3,180	3,202	1,800	(270)	73	259
Selling and marketing expenses	508	1,232	1,917	1,353	1,025	364	624	748
General and administrative expenses	55,990	54,407	4,732	2,937	1,413	2,005	2,831	1,815
Total share-based compensation expenses	69,381	68,111	10,118	8,012	4,546	2,379	3,829	3,122

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	125,623	135,533	128,644	126,022	133,082	148,554	131,617	126,315	18,063
Cost of revenues	(39,929)	(40,095)	(36,798)	(36,600)	(35,681)	(40,451)	(32,773)	(27,749)	(3,968)

Gross profit	85,694	95,438	91,846	89,422	97,401	108,103	98,844	98,566	14,095
Operating expenses:
Research and development expenses	(65,985)	(64,952)	(49,150)	(52,203)	(40,389)	(49,770)	(41,469)	(34,866)	(4,986)
Selling and marketing expenses	(46,856)	(48,907)	(48,411)	(46,730)	(40,888)	(38,413)	(41,808)	(44,066)	(6,301)
General and administrative expenses	(98,681)	(92,794)	(32,874)	(37,289)	(31,303)	(31,417)	(31,698)	(31,672)	(4,529)
Impairment loss on long-lived assets	—	—	—	(35,127)	—	—	—	—	—

Total operating expenses	(211,522)	(206,653)	(130,435)	(171,349)	(112,580)	(119,600)	(114,975)	(110,604)	(15,816)

Loss from operations	(125,828)	(111,215)	(38,589)	(81,927)	(15,179)	(11,497)	(16,131)	(12,038)	(1,721)
Interest income	4,038	3,187	3,173	1,814	2,581	2,226	1,744	1,502	215
Interest expense	—	—	—	—	—	—	(15)	(15)	(2)
Other income (expense), net	434	(82)	1	4,353	(652)	387	7	1	—
Foreign exchange (loss) gain, net	(13)	262	(129)	(220)	(26)	(574)	(2,151)	(3,960)	(566)

Loss before income tax	(121,369)	(107,848)	(35,544)	(75,980)	(13,276)	(9,458)	(16,546)	(14,510)	(2,074)
Income tax expenses	(180)	(190)	(201)	(5,314)	(224)	(244)	(212)	(876)	(125)

Net loss	(121,549)	(108,038)	(35,745)	(81,294)	(13,500)	(9,702)	(16,758)	(15,386)	(2,199)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(121,549)	(108,038)	(35,745)	(81,294)	(13,500)	(9,702)	(16,758)	(15,386)	(2,199)
Net loss attributable to ordinary shareholders	(121,549)	(108,038)	(35,745)	(81,294)	(13,500)	(9,702)	(16,758)	(15,386)	(2,199)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(1.19)	(1.05)	(0.35)	(0.79)	(0.13)	(0.09)	(0.16)	(0.15)	(0.02)
Class B ordinary shares - basic and diluted	(1.19)	(1.05)	(0.35)	(0.79)	(0.13)	(0.09)	(0.16)	(0.15)	(0.02)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,219,188	85,271,858	85,902,670	86,036,286	90,291,658	90,357,970	90,416,619	87,444,109	87,444,109
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	590	940	(4,054)	6,009	(72)	(243)	(1,724)	(2,050)	(293)
Total comprehensive loss	(120,959)	(107,098)	(39,799)	(75,285)	(13,572)	(9,945)	(18,482)	(17,436)	(2,492)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(120,959)	(107,098)	(39,799)	(75,285)	(13,572)	(9,945)	(18,482)	(17,436)	(2,492)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
Revenues	515,822	539,568	77,157
Cost of revenues	(153,422)	(136,654)	(19,542)

Gross profit	362,400	402,914	57,615
Operating expenses:
Research and development expenses	(232,290)	(166,494)	(23,808)
Selling and marketing expenses	(190,904)	(165,175)	(23,620)
General and administrative expenses	(261,638)	(126,090)	(18,031)
Impairment on long-lived assets	(35,127)	—	—

Total operating expenses	(719,959)	(457,759)	(65,459)

Loss from operations	(357,559)	(54,845)	(7,844)
Interest income	12,212	8,053	1,152
Interest expense	—	(30)	(4)
Other income (expense), net	4,706	(257)	(37)
Foreign exchange loss, net	(100)	(6,711)	(960)
Loss before income tax	(340,741)	(53,790)	(7,693)
Income tax expenses	(5,885)	(1,556)	(223)

Net loss	(346,626)	(55,346)	(7,916)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(346,626)	(55,346)	(7,916)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(3.37)	(0.51)	(0.07)
Class B ordinary shares - basic and diluted	(3.37)	(0.51)	(0.07)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	85,610,197	90,526,199	90,526,199
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	3,485	(4,089)	(585)
Total comprehensive loss	(343,141)	(59,435)	(8,501)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(343,141)	(59,435)	(8,501)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	519,849	478,392	68,409
Restricted cash	2,313	2,696	386
Accounts receivable, net	152,013	169,611	24,254
Contract assets, net	13,855	12,301	1,759
Inventories, net	62,625	56,975	8,147
Prepayments and other current assets	25,963	18,611	2,661

Total current assets	776,618	738,586	105,616

Non-current assets:
Property and equipment, net	47,152	31,099	4,447
Operating right-of-use assets	53,188	42,774	6,117
Intangible assets, net	421	284	41
Other non-current assets	7,926	7,632	1,091

Total non-current assets	108,687	81,789	11,696

TOTAL ASSETS	885,305	820,375	117,312

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	33,747	40,744	5,826
Deferred revenue	117,895	107,819	15,418
Accrued liabilities and other current liabilities	89,498	80,861	11,563
Customer deposits	592	592	85
Current portion of long-term borrowings	—	200	29
Current portion of operating lease liabilities	24,567	16,762	2,397

Total current liabilities	266,299	246,978	35,318

Non-current liabilities:
Long-term borrowings	—	1,700	243
Non-current portion of operating lease liabilities	27,754	24,458	3,497
Other non-current liabilities	10,425	11,975	1,712

Total non-current liabilities	38,179	38,133	5,452

TOTAL LIABILITIES	304,478	285,111	40,770

Shareholders’ equity:
Class A ordinary shares	124	120	17
Class B ordinary shares	21	21	3
Additional paid-in capital	5,002,255	5,010,060	716,429
Treasury stock	(63,264)	(57,193)	(8,178)
Accumulated deficits	(4,200,261)	(4,255,607)	(608,544)
Accumulated other comprehensive loss	(158,048)	(162,137)	(23,185)

Total shareholders’ equity	580,827	535,264	76,542

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	885,305	820,375	117,312

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
Net cash generated from operating activities	19,062	23,039	3,293
Net cash used in investing activities	(812)	(320)	(46)
Net cash used in financing activities	(74)	(100)	(14)
Effect of exchange rate on cash, cash equivalents and restricted cash	5,739	(8,510)	(1,215)
Net increase in cash, cash equivalents and restricted cash	23,915	14,109	2,018
Cash, cash equivalents and restricted cash at the beginning of period	498,247	466,979	66,777
Cash, cash equivalents and restricted cash at the end of period	522,162	481,088	68,795

	For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
Net cash used in operating activities	(92,261)	(28,443)	(4,068)
Net cash used in investing activities	(4,412)	(4,391)	(628)
Net cash (used in) generated from financing activities	(72)	1,900	272
Effect of exchange rate on cash, cash equivalents and restricted cash	3,691	(10,140)	(1,449)
Net decrease in cash, cash equivalents and restricted cash	(93,054)	(41,074)	(5,873)
Cash, cash equivalents and restricted cash at the beginning of period	615,216	522,162	74,668
Cash, cash equivalents and restricted cash at the end of period	522,162	481,088	68,795

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
		(RMB in thousands)
Gross profit:
Central laboratory channel	37,002	38,424	33,262	33,153	32,191	35,937	30,126	39,322
In-hospital channel	39,192	44,058	46,580	29,563	43,895	46,490	37,925	38,388
Pharma research and development channel	9,500	12,956	12,004	26,706	21,315	25,676	30,793	20,856
Total gross profit	85,694	95,438	91,846	89,422	97,401	108,103	98,844	98,566
Add: depreciation and amortization:
Central laboratory channel	1,919	1,226	1,277	1,010	562	456	231	490
In-hospital channel	1,524	824	798	623	290	389	372	308
Pharma research and development channel	3,856	4,417	3,846	2,534	2,412	1,528	1,491	2,057
Total depreciation and amortization included in cost of revenues	7,299	6,467	5,921	4,167	3,264	2,373	2,094	2,855
Non-GAAP gross profit:
Central laboratory channel	38,921	39,650	34,539	34,163	32,753	36,393	30,357	39,812
In-hospital channel	40,716	44,882	47,378	30,186	44,185	46,879	38,297	38,696
Pharma research and development channel	13,356	17,373	15,850	29,240	23,727	27,204	32,284	22,913
Total non-GAAP gross profit	92,993	101,905	97,767	93,589	100,665	110,476	100,938	101,421
Non-GAAP gross margin:
Central laboratory channel	81.7%	81.3%	86.4%	87.0%	85.5%	89.1%	82.5%	90.4%
In-hospital channel	70.9%	75.0%	74.3%	69.5%	76.6%	75.0%	72.5%	75.9%
Pharma research and development channel	64.8%	64.6%	63.7%	67.6%	64.0%	60.2%	76.9%	73.2%
Total non-GAAP gross margin	74.0%	75.2%	76.0%	74.3%	75.6%	74.4%	76.7%	80.3%

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the year ended
	December 31, 2024	December 31, 2025
	(RMB in thousands)
Gross profit:
Central laboratory channel	141,841	137,576
In-hospital channel	159,393	166,698
Pharma research and development channel	61,166	98,640
Total gross profit	362,400	402,914
Add: depreciation and amortization:
Central laboratory channel	5,432	1,739
In-hospital channel	3,769	1,359
Pharma research and development channel	14,653	7,487
Total depreciation and amortization included in cost of revenues	23,854	10,585
Non-GAAP gross profit:
Central laboratory channel	147,273	139,315
In-hospital channel	163,162	168,057
Pharma research and development channel	75,819	106,128
Total non-GAAP gross profit	386,254	413,500
Non-GAAP gross margin:
Central laboratory channel	83.8%	87.1%
In-hospital channel	72.7%	75.0%
Pharma research and development channel	65.5%	68.2%
Total non-GAAP gross margin	74.9%	76.6%